UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 12, 2022

ClimateRock

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41363	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

50 Sloane Avenue

London, SW3 3DD, United Kingdom

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +44 203 954 0590

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Class A Ordinary Share, one-half of one Redeemable Warrant and one Right	CLRCU	The Nasdaq Stock Market LLC

Class A Ordinary Shares, par value $0.0001 per share	CLRC	The Nasdaq Stock Market LLC

Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	CLRCW	The Nasdaq Stock Market LLC

Rights, each entitling the holder to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of an initial business combination	CLRCR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

As previously disclosed, on October 6, 2022, ClimateRock, a Cayman Islands exempted company (“ClimateRock”) announced the execution of a Business Combination Agreement (the “Business Combination Agreement”) providing for the proposed business combination (the “Business Combination”) of ClimateRock and E.E.W. Eco Energy World PLC (“EEW”), a company organized under the laws of England and Wales and an independent global developer of ready-to-build stage, utility scale solar photovoltaic projects under a newly-formed Cayman Islands exempted company, ClimateRock Holdings Limited (“Pubco”).

On December 12, 2022, ClimateRock and EEW issued a press release announcing that an investor presentation (the “Investor Presentation”) is now available for viewing and accessible on both ClimateRock’s website at https://www.climate-rock.com/ and EEW’s website at https://www.eew.solar/investor.html. A copy of the press release is furnished hereto as Exhibit 99.1.

Furnished herewith as Exhibit 99.2 and incorporated into this Item 7.01 by reference is the Investor Presentation that will be used by ClimateRock and EEW in connection with the Business Combination.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2 are furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Forward-Looking Statements

This 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between EEW, ClimateRock and Pubco, including statements regarding the benefits of the Business Combination, the anticipated timing of the completion of the Business Combination, the services offered by EEW and the markets in which it operates, the expected total addressable market for the services offered by EEW, the sufficiency of the net proceeds of the proposed Business Combination to fund EEW’s operations and business plan and EEW’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all; (ii) the risk that the Business Combination may not be completed by ClimateRock’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ClimateRock; (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the business combination agreement by the shareholders of ClimateRock, the satisfaction of the minimum trust account amount following redemptions by ClimateRock’s public shareholders, retaining a minimum amount of available cash and the receipt of certain governmental and regulatory approvals; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (v) the effect of the announcement or pendency of the Business Combination on EEW’s business relationships, performance, and business generally; (vi) risks that the Business Combination disrupts current plans and operations of EEW as a result; (vii) the outcome of any legal proceedings that may be instituted against EEW, ClimateRock, Pubco or others related to the business combination agreement or the Business Combination; (viii) the ability of Pubco to meet Nasdaq Stock Exchange listing standards at or following the consummation of the Business Combination; (ix) the ability to recognize the anticipated benefits of Business Combination, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which EEW (and following the Business Combination, Pubco) operates, variations in performance across competitors and partners, changes in laws and regulations affecting EEW’s business and the ability of EEW and the post-combination company to retain its management and key employees; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination ; (xi) the risk that EEW (and following the Business Combination, Pubco) will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xii) the risk that Pubco experiences difficulties in managing its growth and expanding operations; (xiii) the risk of cyber security or foreign exchange losses; (xiv) the effects of COVID-19 or other public health crises on the business and results of operations of EEW (and following the Business Combination, Pubco) and the global economy generally; and (xv) costs related to the Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ClimateRock’s Quarterly Reports on Form 10-Q, the registration statement on Form F-4 and proxy statement/prospectus that will be filed by Pubco, and other documents filed by ClimateRock and Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and EEW and ClimateRock assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither EEW nor ClimateRock gives any assurance that either EEW or ClimateRock will achieve its expectations.

Additional Information and Where to Find It

This 8-K relates to the Business Combination but does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the transaction. Pubco intends to file with the SEC a registration statement on Form F-4 relating to the transaction that will include a proxy statement of ClimateRock and a prospectus of Pubco. When available, the definitive proxy statement/prospectus and other relevant materials will be sent to all ClimateRock shareholders as of a record date to be established for voting on the Business Combination. ClimateRock and Pubco also will file other documents regarding the Business Combination with the SEC. Before making any voting decision, investors and securities holders of ClimateRock are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about ClimateRock, EEW and the Business Combination.

Investors and securities holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ClimateRock and Pubco through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by ClimateRock and Pubco may be obtained free of charge from ClimateRock’s website at https://www.climate-rock.com/or by contacting its Chief Financial Officer, Abhishek Bawa, c/o ClimateRock, 50 Sloane Avenue, London, SW3 3DD, United Kingdom, at +44 203 954 0590 or at info@climate-rock.com.

Participants in the Solicitation

ClimateRock, Pubco and EEW and their respective directors and officers may be deemed to be participants in the solicitation of proxies from ClimateRock’s shareholders in connection with the Business Combination. Information about ClimateRock’s directors and executive officers and their ownership of ClimateRock’s securities is set forth in ClimateRock’s filings with the SEC, including ClimateRock’s final prospectus in connection with its initial public offering, which was filed with the SEC on April 29, 2022. To the extent that such persons’ holdings of ClimateRock’s securities have changed since the amounts disclosed in ClimateRock’s final prospectus in connection with its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the names and interests in the Business Combination of ClimateRock’s and EEW’s respective directors and officers and other persons who may be deemed participants in the Business Combination may be obtained by reading the proxy statement/prospectus regarding the Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ClimateRock, Pubco or EEW, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Item 9.01 Financial Statements and Exhibits.

(a) Exhibits

99.1	Press Release, dated December 12, 2022
99.2	Investor Presentation, December 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 12, 2022	ClimateRock

	By:	/s/ Per Regnarsson
		Name:	Per Regnarsson
		Title:	Chief Executive Officer

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